Exhibit 21.1
MP MATERIALS CORP.

SUBSIDIARIES*

Company	State or Jurisdiction of Incorporation
MP Mine Operations LLC	Delaware
Secure Natural Resources LLC	Delaware
MP Magnetics LLC	Delaware
MP Separations Company LLC	Delaware
* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of MP Materials Corp. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.